UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Universal Business Payment Solutions Acquisition Corporation
(Name of Issuer)

Common Stock ($0.001 par value per share)
(Title of Class of Securities)

913384103
(CUSIP Number)

Trent Voigt WLES, L.P. 3361 Boyington Suite 180, Carrollton, Texas 75006 (972) 503-8900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons  who  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

SEC 1746 (3-06)

CUSIP No.  913384103

1.	Names of Reporting Persons. WLES, L.P. I.R.S. Identification Nos. of above persons (entities only). 75-2934781

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,666,667

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,666,667

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  913384103

1.	Names of Reporting Persons Transaction Guy & The Triumphant Ones, L.L.C. I.R.S. Identification Nos. of above persons (entities only). 75-2930851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,666,667

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,666,667

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.  913384103

1.	Names of Reporting Persons. Trent R. Voigt I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,666,667

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,666,667

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  913384103

1.	Names of Reporting Persons. Sue Lynn Voigt I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,666,667

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,666,667

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Universal Business Payment Solutions Acquisition Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Radnor Financial Center, 150 North Radnor-Chester Road, Suite F-200, Radnor, Pennsylvania 19087.

Item 2. Identity and Background

The person filing this Statement is WLES L.P., a Texas limited partnership (“WLES” or the "Reporting Person"). The Reporting Person's principal business is that of a holding company for investments made by Trent R. Voigt and his family.  The general partner of the Reporting Person is Transaction Guy & The Triumphant Ones, L.L.C., a Texas limited liability company (the “General Partner”).  The controlling members of the General Partner are Trent R. Voigt and Sue Lynn Voigt, husband and wife and individual residents of the State of Texas.  The principal business address for all of the above mentioned persons is 3361 Boyington, Suite 180, Carrollton, TX  75006.

During the last five years, none of the Reporting Person, the General Partner, or Trent R. Voigt or Sue Lyn Voigt has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities of the Company to which this Statement relates were acquired by the Reporting Person as a result of the merger of the Reporting Person’s wholly owned subsidiary, JetPay, LLC with the Company’s wholly owned subsidiary, JP Merger Sub, LLC, a Delaware limited liability company.

Item 4. Purpose of Transaction

The shares of Common Stock to which this Statement relates were acquired by the Reporting Person for investment purposes as partial consideration for the sale of its wholly owned subsidiary, JetPay, LLC, to the Company, pursuant to the terms of the Agreement and Plan of Merger by and among the Company, the Reporting Person, JP Merger Sub, LLC, JetPay, LLC and Trent Voigt dated July 6, 2012, as amended (the “Merger Agreement”).  Under the terms of the Merger Agreement, an additional 833,333 shares of Common Stock of the Company are issuable to the Reporting Person in the event that, on or before the fifth anniversary of the closing of the Merger Agreement, the trading price of the Company’s Common Stock is $8 per share or more for 60 consecutive trading days.  The Common Stock issued to the Reporting Person may be used by the Company to satisfy any indemnification obligations of the Reporting Person  that may arise under the terms of the Merger Agreement.

The Reporting Person reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company's securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Person does not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13DState the purpose or purposes of the acquisition of securities of the issuer.

Item 5.  Interest in Securities of the Issuer

(a) and (b) As of the date hereof, the Reporting Person is the beneficial owner of 3,666,667 shares of Common Stock. Such shares represent 31.8% of the issued and outstanding shares of Common Stock of the Company as of January 3, 2013.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 1
Agreement and Plan of Merger by and among Universal Business Payment Solutions Acquisition Corporation, JP Merger Sub, LLC, JetPay, LLC, WLES, L.P. and Trent Voigt, dated as of July 6, 2012 and filed as an exhibit to the Definitive Proxy Statement filed by the Company on November 13, 2012and incorporated herein by reference.

Exhibit 2
Amendment to Agreement and Plan of Merger dated as of  August 9, 2012 and filed as an exhibit to the Definitive Proxy Statement filed by the Company on November 13, 2012and incorporated herein by reference.

Exhibit 3	Second Amendment to Agreement and Plan of Merger dated as of November 19, 2012 and filed as an exhibit to the Form 8-K filed by the Company on November 20, 2012 and incorporated herein by reference.
Exhibit 4	Third Amendment to Agreement and Plan of Merger dated as of December 4, 2012 and filed as an exhibit to the Form 8-K filed by the Company on December 5, 2012 and incorporated herein by reference.

Signatures

Each of the undersigned agrees to the joint filing of this Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2013

Date

/s/ Trent R. Voigt

Signature

Name/Title  WLES, L.P.  By: Trent R. Voigt, Manager of the General Partner Transaction Guy & The Triumphant Ones, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2013

Date

/s/ Trent R. Voigt

Signature

Name/Title  Transaction Guy & The Triumphant Ones, L.L.C.  By:Trent R. Voigt, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2013

Date

 /s/ Trent R. Voigt

Signature

Name/Title  Trent R. Voigt

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2013

Date

/s/ Sue Lynn Voigt

Signature

Name/Title  Sue Lynn Voigt

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)